Mail Stop 3561

April 26, 2006

By Facsimile and U.S. Mail

Mr. Peter J. Kallet
Chairman of the Board
Oneida, Ltd.
163-181 Kenwood Avenue
Oneida, New York 13421-2899

> **Re:** **Oneida Ltd.**
> **Form 10-K for Fiscal Year Ended January 29, 2005**
> **Filed April 28, 2005**
> **File No. 1-5452**

Dear Mr. Kallet:

We have reviewed your response dated April 13, 2006 to our comment letter dated January 26, 2006 and have the following additional comment. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

16. Operations by Segment, page 69

1. We note your response to comment two in our letter dated January 26, 2006. We would expect you to include the unallocated manufacturing costs within the profit or loss measures of each reportable segment since you state it is practicable beginning in 2005. Please revise your segment presentation to include unallocated manufacturing costs in the measure of profit or loss for fiscal years 2006 and 2005. Please also revise the information in 2004 to conform to these changes or state why it is impracticable to do so. Also disclose management's basis for not allocating the unallocated selling, distribution and administration costs, as applicable. Revise the current segment presentation to present individual profit or loss information by reportable segment that reconciles segment results to the consolidated results of operations. We would expect to see restructuring and impairment charges, interest and deferred financing costs as well as other expenses allocated to each reportable segment to the extent reasonably possible.

Also include the required geographic information for the U.S. and all foreign countries, in total. See paragraph 38 of SFAS No. 131. Please advise or revise your third quarter interim report and your upcoming annual report to include the revised segment presentation.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief